Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

January 16, 2014	Peter M. Fass
Member of the Firm
d 212.969.3445
f 212.969.2900
pfass@proskauer.com
www.proskauer.com

VIA EDGAR AND OVERNIGHT COURIER

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attn: Mr. Duc Dang

Re:	American Realty Capital – Retail Centers of America, Inc.

Form 10-K for the year ended December 31, 2012

Filed on March 12, 2013

File No. 333-169355

Dear Mr. Dang:

On behalf of our client, American Realty Capital - Retail Centers of America, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated December 31, 2013 (the “Comment Letter”) with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2012 filed by the Company with the Commission on March 11, 2013.

Responses to the Staff’s comments have been provided by the Company to us and are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

Form 10-K for the year ended December 31, 2012

Financial Statements

Note 12- Share-Based Compensation, page F-22

1.	As it appears that your awards include vesting provisions based upon achieving performance objectives, please tell us how the Company considers the probability of vesting when determining the compensation cost to be recognized at each reporting period.

We respectfully advise the Staff that the Company has not issued any restricted share awards that would entitle the recipient to receive common shares from the Company upon attainment of any pre-established performance objectives. The Company undertakes to revise the above-referenced disclosure in future filings to clarify the vesting provisions of awards issued by the Company.

2.	Please tell us and disclose in future filings the total compensation cost related to nonvested awards not yet recognized and the weighted average period over which total compensation costs is expected to be recognized. Reference is made to ASC Topic 718-10-50-2-(i).

As of December 31, 2012, the Company had $0.1 million of unrecognized compensation cost related to nonvested restricted share awards granted under the Company’s Restricted Share Plan. That cost is expected to be recognized over a weighted average period of 4.1 years. The Company undertakes to revise the above-referenced disclosure in future filings to include the total compensation cost related to nonvested awards not yet recognized and the weighted average period over which total compensation costs is expected to be recognized.

Exhibit 31.2 and Exhibit 32

3.	Please amend your filing to include certifications that makes reference to the appropriate form.

We have filed an Amended Annual Report on Form 10-K/A in which we have filed Exhibits 31.2 and 32 with the appropriate form references.

Form 10-Q for the period ended September 30, 2013

Funds from Operations and Modified Funds from Operations, page 36

4.	We note you have labeled your debt extinguishment expenses as non-recurring in your reconciliation of FFO and MFFO to Net loss. Please provide to us management’s justification for labeling these costs as non-recurring. Reference is made to Question 102.03 of the Division’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

We respectfully advise the Staff that the inclusion of “non-recurring” in the Company’s description of the debt extinguishment expenses included in the reconciliation of FFO and MFFO is a typographical error. The Company will not include the term “non-recurring” as a modifier to debt extinguishment expenses in the reconciliation of FFO and MFFO in future Exchange Act and Securities Act filings.

We advise the Staff that the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your prompt attention to this letter responding to the comment letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 969-3445.

Yours truly,

/s/ Peter M. Fass

Peter M. Fass, Esq.